UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

OMB APPROVAL OMB Number: 3235-0359 Expires: March 31, 2021 Estimated average burden hours per response 1.5

1. Investment Company Act File Number: 811-21720				Date examination completed: June 30, 2019
2. State identification Number:
AL 37797	AK 60059068	AZ 58620	AR 60019966	CA	CO
CT	DE 67766	DC 60057819	FL	GA	HI
ID 61889	IL 60017858	IN	IA I-102438	KS 2010S0001382	KY 60021353
LA	ME MFN10028229	MD SM20142485	MA	MI 961662	MN
MS 60057496	MO 2007-01518	MT 71536	NE 69332	NV	NH MF13-0085762
NJ MF-5494	NM 36714	NY	NC 26267	ND CD279	OH 71823
OK IC 2207844	OR 2007-1243	PA	RI	SC MF18652	SD
TN	TX C 95339	UT 007-0389-58	VT 5/21/15-02	VA	WA 60045267
WV MF 59736	WI 677550	WY	PUERTO RICO S-50306 -0
Other (specify):
3. Exact name of investment company as specified in registration statement: RiskPro® Aggressive 30+ Fund, a series of the Northern Lights Fund Trust
4. Address of principal executive office (number, street, city, state, zip code): 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange. Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

October 8, 2019

We, as members of management of RiskPro® PFG Aggressive 30+ Fund, RiskPro® PFG 30+ Fund, RiskPro® 30+ Fund, RiskPro® Aggressive 30+ Fund, RiskPro® Dynamic 0-10 Fund, RiskPro® Dynamic 15-25 Fund, RiskPro® Dynamic 20-30 Fund, RiskPro® PFG Balanced 20-30 Fund, RiskPro® PFG Equity 30+ Fund, RiskPro® PFG Global 30+ Fund, RiskPro® Tactical 0-30 Fund, RiskPro® PFG 0-15 Fund, and RiskPro® Alternative 0-15 Fund (the “Funds”), each a series of Northern Lights Fund Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of June 30, 2019, and from April 30, 2019 through June 30, 2019.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of June 30, 2019, and from April 30, 2019, through June 30, 2019, with respect to securities reflected in the investment accounts of each Fund.

/s/ Kevin Wolf.

Kevin Wolf, Principal Executive Officer

/s/ James Colantino

James Colantino, Principal Financial Officer